82-3744

04036429



SUPPL

# TT&T Public Company Limited and Subsidiaries

## Interim Financial Statements
## For the period ended June 30, 2004
## and
## Review Report of Certified Public Accountant



Dw 8/23

KPMG

**KPMG Phoomchai Audit Ltd.**
Empire Tower, 22nd Floor
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 22 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.com

# REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at June 30, 2004, the consolidated statements of income for each of the three-month and six-month periods ended June 30, 2004 and 2003, and the consolidated statements of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2004 and 2003. I have also reviewed the balance sheet of TT&T Public Company Limited as at June 30, 2003, the statements of income for each of the three-month and six-month periods ended June 30, 2004 and 2003, and the statements of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2004 and 2003. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 2, 7, 12 and 17.5 to the financial statements, which refer to the following:

1) As discussed in Note 2 to the financial statements, the Company's management has entered into various plans with regard to debt restructuring with major creditors, restructuring of investments in subsidiary companies, sourcing new investors, and raising new share capital. The Company's ability to continue its business and comply with the conditions in the agreements depends substantially on the success of these plans. The financial statements do not include any adjustments to the recorded amounts and classification of assets and liabilities that may become necessary should the plans be unsuccessful.

2) As discussed in Note 7 to the financial statements, during 2002, the Company settled debts of approximately Baht 268 million owing to the Provincial Electricity Authority ("PEA") by way of a debt to equity conversion, as stated in the rehabilitation plan. The Company deposited the relevant share certificates with the Deposit of Property Central Office Legal Execution Department on December 25, 2002 and the PEA acquired the share certificates on September 24, 2003. The debt owing to the PEA is classified in the financial statements as a "Provision" pending the outcome of the PEA's appeal to the Supreme Court.

KPMG

3) As discussed in Note 12.1 to the financial statements, the Company is not able to provide reliable estimates of the revenue from international long-distance telephone calls from and to neighbouring countries. Consequently, no such revenue was recorded in the 2002 financial statements. The 2003 financial statements include Baht 14 million in respect of calls made in 2002 and Baht (1) million in respect of calls made between January to March 2003, reflected in the fourth quarter of 2003, in accordance with TOT Coporation Plc. ("TOT")'s letter dated December 3, 2003, and recognized the revenue for the month of January 1994 until July 2000, amounting to approximately Baht 53 million, in the second quarter of 2004, in accordance with the letters from TOT, dated May 21 and June 25, 2004. The revenue from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reliably estimated.

4) As further discussed in Note 12.2 to the financial statements, the rates for income-sharing on certain other value added services are currently under discussion with TOT. The Company has, pending the outcome of this discussion, recorded revenue from these services based on income-sharing rates applicable to other value added services or at the rates initially agreed with TOT. Adjustments will be made to the financial statements to reflect any differences arising as soon as the income-sharing rates for these services are finally agreed with TOT.

5) As discussed in Note 17.5 to the financial statements, the Company filed a lawsuit against TOT in 2003 requesting the Central Administration Court to order TOT to act in compliance with Clause 37 of the Joint Operation Agreement. The Court, on August 5, 2003, accepted the Company's case and issued an order to start legal proceedings.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2003, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 17, 2004, with emphasis on the impact of the uncertainty of the successfulness of the business plans and compliance with the conditions in the agreements, the debt novation and transfer of all assets from the subsidiary, settlement of the Provincial Electricity Authority's debt, correction of the error of income from TOT and uncertainty of the amount of income from International Long-Distance Telephone calls from neighbouring countries and other value added services and the filing of a lawsuit to the Central Administration Court against TOT. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2003, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
July 27, 2004

**TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES**
**BALANCE SHEETS**
**AS AT JUNE 30, 2004 AND DECEMBER 31, 2003**

**ASSETS**

| | | In Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Company Only | |
| | Notes | June 30, 2004 "Unaudited" "Reviewed" | December 31, 2003 "Audited" | June 30, 2004 "Unaudited" "Reviewed" | December 31, 2003 "Audited" |
| **CURRENT ASSETS** | | | | | |
| Cash on hand and in banks | 15 | 1,432,621 | 2,118,198 | 1,320,577 | 2,004,969 |
| Short-term investments | 15 | | | | |
| - Fixed deposits | | 205,866 | 161,727 | 201,708 | 151,708 |
| - Short-term investments in promissory notes | | 615,000 | 655,000 | 570,000 | 620,000 |
| Trade accounts receivable - net | 5 | 1,260,920 | 1,280,194 | 1,260,920 | 1,280,194 |
| Receivable from subsidiaries | 4 | - | - | 4,647 | 3,965 |
| Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million) | | 97,384 | 85,720 | 23,142 | 24,392 |
| Inventories - net | | 420,396 | 421,296 | 413,190 | 407,949 |
| Accrued income from telephone services | | 145,211 | 119,050 | 145,211 | 119,050 |
| Accrued income from long-distance telephone service | | 71,198 | 58,624 | 71,198 | 58,624 |
| Prepaid long-distance circuit rental | | 61,960 | 49,273 | 61,960 | 49,273 |
| Prepaid expenses | | 45,917 | 28,704 | 44,030 | 23,948 |
| Deposits and advance payment to subcontractors | | 55,805 | 43,239 | 29,645 | 15,776 |
| Other current assets | | 80,789 | 47,926 | 75,586 | 41,971 |
| **Total Current Assets** | | 4,493,067 | 5,068,951 | 4,221,814 | 4,801,819 |
| **NON-CURRENT ASSETS** | | | | | |
| Refundable value added tax | | 6,498 | 4,212 | 4,227 | 4,197 |
| Advance for purchase of equipment | 4 | 580,803 | 430,401 | 580,803 | 430,401 |
| Dividend receivable | 6 | - | - | 205,200 | 205,200 |
| Investments in subsidiaries - Equity method | 6 | - | - | 455,098 | 441,981 |
| Assets not used in operations - net | | 50,306 | 50,578 | 50,306 | 50,578 |
| Property, plant and equipment - net | | 3,876,232 | 3,379,435 | 3,841,182 | 3,361,082 |
| Cost of telephone service expansion project transferred to TOT Corporation Plc. - net | | 32,326,698 | 33,383,143 | 32,438,996 | 33,494,979 |
| Other non-current assets | | | | | |
| Withholding income tax | | 459,325 | 445,949 | 459,324 | 445,948 |
| Refundable deposits and others | | 43,125 | 50,155 | 37,235 | 40,046 |
| **Total Non-Current Assets** | | 37,342,987 | 37,743,873 | 38,072,371 | 38,474,412 |
| **TOTAL ASSETS** | | 41,836,054 | 42,812,824 | 42,294,185 | 43,276,231 |

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2004 AND DECEMBER 31, 2003

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | In Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Company Only | |
| | Notes | June 30, 2004 "Unaudited" "Reviewed" | December 31, 2003 "Audited" | June 30, 2004 "Unaudited" "Reviewed" | December 31, 2003 "Audited" |
| **CURRENT LIABILITIES** | | | | | |
| Accounts payable - trade | 4 | 361,725 | 360,774 | 325,987 | 339,856 |
| Accounts payable - others | | 246,985 | 95,648 | 241,253 | 87,791 |
| Current portion of long-term loans | 9 | 1,249,052 | 1,610,587 | 1,249,052 | 1,610,587 |
| Payable to subsidiary companies | 4 | - | - | 539,783 | 536,205 |
| Income tax payable | | 669 | 995 | - | - |
| Accrued long-distance circuit rental expenses | | 120,984 | 130,403 | 120,984 | 130,403 |
| Accrued conduit rental expenses | | 8,970 | - | 8,970 | - |
| Accrued interest expense | | 1,099 | 18,019 | 1,099 | 18,019 |
| Accrued financial advisory and legal fee expenses | | 1,124 | 8,605 | 1,124 | 8,605 |
| Accrued expenses | | 176,166 | 183,686 | 161,142 | 158,711 |
| Advance revenue from data communication network | | 36,014 | 32,382 | 36,014 | 32,382 |
| Provision | 7 | 630,709 | 630,709 | 630,709 | 630,709 |
| Other current liabilities | | 124,925 | 113,314 | 100,436 | 95,261 |
| **Total Current Liabilities** | | 2,958,422 | 3,185,122 | 3,416,553 | 3,648,529 |
| **NON - CURRENT LIABILITIES** | | | | | |
| Long-term loans - net of portion presented in current liabilities | 9 | 26,180,165 | 26,914,938 | 26,180,165 | 26,914,938 |
| **Total Non-Current Liabilities** | | 26,180,165 | 26,914,938 | 26,180,165 | 26,914,938 |
| **Total Liabilities** | | 29,138,587 | 30,100,060 | 29,596,718 | 30,563,467 |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Authorized Share Capital : | | | | | |
| 7,000,000,000 common shares, Baht 10 par value | | | | | |
| Issued and paid-up share capital : | | | | | |
| 2,896,015,340 and 2,849,497,296 common shares, in 2004 and 2003 respectively Baht 10 per share | | 28,960,153 | 28,494,973 | 28,960,153 | 28,494,973 |
| Premium on share capital | | 9,360,300 | 9,360,300 | 9,360,300 | 9,360,300 |
| Discount on share capital | | (8,881,253) | (8,881,161) | (8,881,253) | (8,881,161) |
| Retained earnings (deficit) | | | | | |
| Appropriated to Legal reserve | | 63,358 | 63,358 | 63,358 | 63,358 |
| Deficit | | (16,805,091) | (16,324,706) | (16,805,091) | (16,324,706) |
| **Total Shareholders' Equity** | | 12,697,467 | 12,712,764 | 12,697,467 | 12,712,764 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 41,836,054 | 42,812,824 | 42,294,185 | 43,276,231 |

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

| | | In Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Company Only | |
| | Notes | 2004 | 2003 | 2004 | 2003 |
| **REVENUES** | | | | | |
| Income from Telephone Services | | | | | |
| Expansion Joint - Investment Agreement | | 1,619,431 | 1,581,065 | 1,604,550 | 1,576,408 |
| Sales and service income | | 159,137 | 88,462 | 129,467 | 47,138 |
| Share of profit from investments recorded by | | | | | |
| the equity method | | - | - | 4,232 | 2,517 |
| Interest income | | 5,205 | 9,158 | 4,874 | 8,550 |
| Gain on exchange rate - net | | - | 360,471 | - | 360,471 |
| Other income | 4 | 38,649 | 10,082 | 44,301 | 15,914 |
| **Total Revenues** | | 1,822,422 | 2,049,238 | 1,787,424 | 2,010,998 |
| **EXPENSES** | | | | | |
| Costs of sales and services | | 120,913 | 66,664 | 86,257 | 28,173 |
| Operating, administrative and general expenses | | 645,832 | 628,965 | 646,429 | 630,658 |
| Loss on exchange rate - net | | 542,879 | - | 542,879 | - |
| Depreciation and amortization | | 735,672 | 678,981 | 737,331 | 681,073 |
| Directors' remuneration | | 2,609 | 2,598 | 2,609 | 2,598 |
| **Total Expenses** | | 2,047,905 | 1,377,208 | 2,015,505 | 1,342,502 |
| **Profit (loss) before Interest Expense and Income Tax** | | (225,483) | 672,030 | (228,081) | 668,496 |
| **Interest Expense** | | (312,419) | (423,486) | (312,419) | (423,486) |
| **Income Tax** | | (2,598) | (3,534) | - | - |
| **NET PROFIT (LOSS)** | | (540,500) | 245,010 | (540,500) | 245,010 |
| **Basic Earnings (Loss) per Share (Baht)** | 14 | (0.19) | 0.09 | (0.19) | 0.09 |

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

| | | In Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Company Only | |
| | Notes | 2004 | 2003 | 2004 | 2003 |
| **REVENUES** | | | | | |
| Income from Telephone Services | | | | | |
| Expansion Joint - Investment Agreement | | 3,159,942 | 3,238,450 | 3,132,714 | 3,229,004 |
| Sales and service income | | 294,271 | 147,597 | 231,598 | 87,330 |
| Share of profit from investments recorded by | | | | | |
| the equity method | | - | - | 13,117 | 8,096 |
| Interest income | | 8,022 | 14,376 | 7,457 | 13,216 |
| Gain on exchange rate - net | | - | 478,054 | - | 478,054 |
| Other income | 4 | 65,867 | 31,487 | 75,278 | 35,633 |
| **Total Revenues** | | 3,528,102 | 3,909,964 | 3,460,164 | 3,851,333 |
| **EXPENSES** | | | | | |
| Costs of sales and services | | 204,408 | 113,556 | 135,724 | 56,673 |
| Operating, administrative and general expenses | | 1,226,961 | 1,285,629 | 1,231,657 | 1,285,113 |
| Loss on exchange rate - net | | 466,338 | - | 466,338 | - |
| Depreciation and amortization | | 1,471,246 | 1,358,982 | 1,474,611 | 1,363,078 |
| Directors' remuneration | | 5,194 | 5,280 | 5,194 | 5,280 |
| **Total Expenses** | | 3,374,147 | 2,763,447 | 3,313,524 | 2,710,144 |
| **Profit before Interest Expense and Income Tax** | | 153,955 | 1,146,517 | 146,640 | 1,141,189 |
| **Interest Expense** | | (627,026) | (814,971) | (627,025) | (814,971) |
| **Income Tax** | | (7,314) | (5,328) | - | - |
| **NET PROFIT (LOSS)** | | (480,385) | 326,218 | (480,385) | 326,218 |
| **Basic Earnings (Loss) per Share (Baht)** | 14 | (0.17) | 0.11 | (0.17) | 0.11 |

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

"UNAUDITED"

"REVIEWED"

In Thousand Baht

| | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|
| | Notes | Issued and paid-up share capital | Premium on share capital | Discount on share capital | Retained Earnings (Deficit) Appropriated | Retained Earnings (Deficit) Unappropriated | Total |
| **Balance as at January 1, 2003** | | 28,494,967 | 9,360,300 | (8,881,158) | 63,358 | (17,309,061) | 11,728,406 |
| Net profit | | - | - | - | - | 326,218 | 326,218 |
| Common shares | | - | - | - | - | - | - |
| **Balance as at June 30, 2003** | | 28,494,967 | 9,360,300 | (8,881,158) | 63,358 | (16,982,843) | 12,054,624 |
| **Balance as at January 1, 2004** | | 28,494,973 | 9,360,300 | (8,881,161) | 63,358 | (16,324,706) | 12,712,764 |
| Net loss | | - | - | - | - | (480,385) | (480,385) |
| Common shares | 10,11 | 465,180 | - | (92) | - | - | 465,088 |
| **Balance as at June 30, 2004** | | 28,960,153 | 9,360,300 | (8,881,253) | 63,358 | (16,805,091) | 12,697,467 |

| | | The Company Only | | | | | |
|---|---|---|---|---|---|---|---|
| | Notes | Issued and paid-up share capital | Premium on share capital | Discount on share capital | Retained Earnings (Deficit) Appropriated | Retained Earnings (Deficit) Unappropriated | Total |
| **Balance as at January 1, 2003** | | 28,494,967 | 9,360,300 | (8,881,158) | 63,358 | (17,309,061) | 11,728,406 |
| Net profit | | - | - | - | - | 326,218 | 326,218 |
| Common shares | | - | - | - | - | - | - |
| **Balance as at June 30, 2003** | | 28,494,967 | 9,360,300 | (8,881,158) | 63,358 | (16,982,843) | 12,054,624 |
| **Balance as at January 1, 2004** | | 28,494,973 | 9,360,300 | (8,881,161) | 63,358 | (16,324,706) | 12,712,764 |
| Net loss | | - | - | - | - | (480,385) | (480,385) |
| Common shares | 10,11 | 465,180 | - | (92) | - | - | 465,088 |
| **Balance as at June 30, 2004** | | 28,960,153 | 9,360,300 | (8,881,253) | 63,358 | (16,805,091) | 12,697,467 |

**TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES** "UNAUDITED"

**STATEMENTS OF CASH FLOWS** "REVIEWED"

**FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | In Thousand Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | 2004 | 2003 | 2004 | 2003 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net profit (loss) | (480,385) | 326,218 | (480,385) | 326,218 |
| Adjustments to reconcile net profit to net cash provided by (used in) operating activities | | | | |
| Depreciation and amortization | 1,478,130 | 1,366,848 | 1,474,611 | 1,363,078 |
| Compound interest | 91,992 | 107,277 | 91,992 | 107,277 |
| Provision for doubtful accounts | 14,945 | 16,335 | 13,663 | 16,335 |
| (Gain) loss on exchange rates | 466,187 | (478,624) | 466,187 | (478,624) |
| Equity in net income of subsidiaries | - | - | (13,117) | (8,096) |
| (Gain) Loss on disposal of fixed assets | (5,750) | (4,711) | (4,053) | 1,331 |
| **Profit from Operating Activities before Changes in Operating Assets and Liabilities** | 1,565,119 | 1,333,343 | 1,548,898 | 1,327,519 |
| **Decrease (increase) in operating assets** | | | | |
| Trade accounts receivable | 4,329 | 371,710 | 5,611 | 371,710 |
| Receivable from subsidiaries | - | - | (682) | (1,786) |
| Accounts receivable - Others | (11,665) | 18,514 | 1,251 | 10,507 |
| Inventories | (115,302) | 84,609 | (121,443) | 93,784 |
| Prepaid income tax and withholding tax | (13,376) | (125,721) | (13,377) | (125,270) |
| Refundable value added tax | (2,286) | 19,857 | (30) | 6,446 |
| Other current assets | (114,065) | 200,558 | (118,988) | 226,171 |
| **Increase (decrease) in operating liabilities** | | | | |
| Accounts payable - trade | 778 | (206,189) | (14,042) | (239,947) |
| Accounts payable - others | 151,338 | 65,306 | 153,461 | 71,669 |
| Income tax payable | (327) | (2,326) | - | - |
| Payable to subsidiary companies | - | - | 3,577 | (27,670) |
| Accrued long-distance circuit rental expense | (9,419) | 9,621 | (9,419) | 9,621 |
| Accrued conduit rental expense | 8,970 | - | 8,970 | - |
| Accrued interest expense | (16,920) | (6,930) | (16,920) | (6,930) |
| Other current liabilities | 243 | 9,713 | 3,759 | 11,054 |
| **Net Cash Provided by Operating Activities** | 1,447,417 | 1,772,065 | 1,430,626 | 1,726,878 |

**TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES** "UNAUDITED"

**STATEMENTS OF CASH FLOWS (Continued)** "REVIEWED"

**FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | In Thousand Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | 2004 | 2003 | 2004 | 2003 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Proceeds from disposal of fixed assets | 6,484 | 10,607 | 4,717 | 4,540 |
| Decrease (increase) in short-term investments | (659,138) | 381,554 | (670,000) | 330,000 |
| Increase in property, plant and equipment | (442,038) | (290,194) | (421,753) | (270,462) |
| Advance for purchare of equipment | (445,923) | - | (445,923) | - |
| Increase in investment in telephone services expansion project | (65,183) | (53,932) | (65,644) | (53,946) |
| Decrease (increase) in deposits and others | 7,030 | (991) | 2,812 | 863 |
| **Net Cash Provided by (Used in) Investing Activities** | (1,598,768) | 47,044 | (1,595,791) | 10,995 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Repayment of long-term loans | (1,189,313) | (866,066) | (1,189,313) | (866,066) |
| Proceeds from share capital | 87 | - | 87 | - |
| **Net Cash Used in Financing Activities** | (1,189,226) | (866,066) | (1,189,226) | (866,066) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (1,340,577) | 953,043 | (1,354,391) | 871,807 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 2,793,198 | 1,456,810 | 2,674,968 | 1,396,475 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | 1,452,621 | 2,409,853 | 1,320,577 | 2,268,282 |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION**

| | | | | |
|---|---|---|---|---|
| 1. Cash payments during the periods: | | | | |
| Interest expense | 552,567 | 714,625 | 552,567 | 714,625 |
| Income tax | 106,686 | 129,712 | 99,046 | 121,608 |
| 2. Cash and cash equivalents consist of: | | | | |
| Cash on hand and in banks | 1,432,621 | 1,599,853 | 1,320,577 | 1,518,282 |
| Short-term investments with maturity date within 3 months | 20,000 | 810,000 | - | 750,000 |
| | 1,452,621 | 2,409,853 | 1,320,577 | 2,268,282 |

3. For the six month period ended June 30, 2004, the Tranche C warrant holders had exercised their rights by converting Tranche C loans to share capital approximately amounted to Baht 465 million.

## 1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim financial statements have been prepared in Thai Baht in the Thai language, in conformity with generally accepted accounting principles in Thailand. Accordingly the accompanying interim financial statements are intended solely to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended December 31, 2003. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2003.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of the interim financial statements has been translated from the Thai version of the interim financial statements. Such financial statements have been prepared for domestic reporting purposes.

The accompanying consolidated interim financial statements include the financial statements of TT&T Public Company Limited and its subsidiaries in which the Company has control or invested over 50% of their voting rights. These subsidiaries are detailed as follows:

| | Business Type | Country of Registration | Percentage of Holding June 30, 2004 | Percentage of Holding December 31, 2003 |
|---|---|---|---|---|
| **Subsidiaries** | | | | |
| TT&T Subscriber Services Co., Ltd. | Installation of dropwire and sale of telephone equipment and installation to the subscribers | Thailand | 99.993 | 99.993 |
| TT&T Value Added Service Co., Ltd. | Public telephone in provincial area | Thailand | | |
| | - Directly hold | | 66.666 | 66.666 |
| | - Indirectly hold | | 33.333 | 33.333 |
| | | | 99.999 | 99.999 |

Significant intercompany transactions between the Company and the subsidiary have been eliminated.

Pursuant to the Extraordinary Shareholders Meeting No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. At present, the subsidiary company is in the liquidation process, and is settling liabilities and returning assets in the accounts to its shareholders.

## 2. THE COMPANY'S OPERATIONS

Following agreement on debt restructuring with financial creditors and major creditors in 2001, the management believe that the Company will be able to comply with the conditions of the related debt restructuring agreements. Also, the Company has taken certain measures such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns. Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

**Progress of Concession Conversion**

In 2003, the government announced its policy regarding the Joint - Undertaking Concession Conversion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as income sharing, compensation details, assets network and the tax payment standard for various services.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the three-month and six-month periods ended June 30, 2004 and 2003 are similar to those have been applied to the financial statements for the year ended December 31, 2003.

## 4. TRANSACTIONS WITH RELATED PARTIES

The Company has certain transactions with its subsidiaries and other related companies. Certain portions of the Company's assets, liabilities, sales, other income, costs of sales and selling and administrative expenses represent transactions occurring with its subsidiaries and other related companies. These parties are related through common shareholders and/or directorship.

The Company entered into purchase and installation equipment agreements under the Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing. As at June 30, 2004, the Company had commitment for payment of the equipment under the aforesaid agreements in the amount of approximately Baht 184 million.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with a subsidiary company. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month.

The significant balances of assets, liabilities, and other transactions occurring with those parties are as follows:

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2004:

| | In Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | Three-month | Six-month | Three-month | Six-month |
| **Subsidiaries** | | | | |
| Consultancy service income | - | - | 4 | 9 |
| Office building rental and service income | - | - | 2 | 3 |
| Purchase and installation dropwire | - | - | 48 | 66 |
| Purchase and outside plant maintenance | - | - | 20 | 60 |
| Purchase and maintenance equipment | - | - | 5 | 10 |
| Cars and equipment rental | - | - | 22 | 44 |
| **Related company** | | | | |
| Lease circuit | 2 | 4 | 2 | 4 |
| Data Communication Network | 2 | 4 | 2 | 4 |

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2003:

| | In Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | Three-month | Six-month | Three-month | Six-month |
| **Subsidiaries** | | | | |
| Consultancy service income | - | - | 4 | 9 |
| Office building rental and service income | - | - | 1 | 3 |
| Purchase and installation dropwire | - | - | 34 | 54 |
| Purchase and outside plant maintenance | - | - | 18 | 29 |
| Purchase and maintenance equipment | - | - | 2 | 5 |
| Cars and equipment rental | - | - | 22 | 44 |
| **Related company** | | | | |
| Lease circuit | 5 | 11 | 5 | 11 |
| Data Communication Network | 3 | 4 | 3 | 4 |

Balances with related parties as at June 30, 2004 and December 31, 2003:

| | In Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | June 30, 2004 | December 31, 2003 | June 30, 2004 | December 31, 2003 |
| Receivable from subsidiary companies | | | | |
| - TT&T Subscriber Services Co., Ltd. | - | - | 5 | 4 |
| - TT&T Value Added Service Co., Ltd. | - | - | - | - |
| Total | - | - | 5 | 4 |
| Payable to subsidiary companies | | | | |
| - TT&T Subscriber Services Co., Ltd. | - | - | 73 | 69 |
| - TT&T Value Added Service Co., Ltd. | - | - | 467 | 467 |
| Total | - | - | 540 | 536 |
| Payable to related company (From part of the trade accounts payable in the balance sheets) | | | | |
| - Smart Highway Co., Ltd. | 32 | 25 | 32 | 25 |
| Advance for purchase of equipment (From part of the advance for purchase of equipment in the balance sheets) | | | | |
| - Loxbit Public Company Limited | 75 | 26 | 75 | 26 |
| - Jusmine Telecom Systems Public Company Limited | 60 | - | 60 | - |
| - Loxdata Company Limited | 15 | - | 15 | - |
| Total | 150 | 26 | 150 | 26 |

## 5. TRADE ACCOUNTS RECEIVABLE

As at June 30, 2004 and December 31, 2003, the Company had outstanding balances of trade accounts receivable aged by number of months as follows:

| | In Million Baht | | | | |
|---|---|---|---|---|---|
| **As at June 30, 2004** | Current - 3 months | 3-6 months | 6-12 months | Over 12 months | Total |
| The telephone service subscriber receivable under the Concession Agreement | | | | | |
| - Billed | 230.5 | 17.4 | 3.3 | 336.1 | 587.3 |
| - Unbilled | 543.3 | 27.0 | 44.1 | 183.1 | 797.5 |
| VAT on the assets transferred | 3.1 | 3.1 | 0.7 | 0.4 | 7.3 |
| Trade receivables - others | 25.2 | 13.4 | 1.4 | 6.5 | 46.5 |
| | 802.1 | 60.9 | 49.5 | 526.1 | 1,438.6 |
| Less Allowance for doubtful debts | | | | | (177.7) |
| **Accounts receivable - net** | | | | | 1,260.9 |

| As at December 31, 2003 | In Million Baht Current - 3 months | 3-6 months | 6-12 months | Over 12 months | Total |
|---|---|---|---|---|---|
| The telephone service subscriber receivable under the Concession Agreement | | | | | |
| - Billed | 167.0 | 2.6 | 0.1 | 336.0 | 505.7 |
| - Unbilled | 623.1 | 49.8 | 55.0 | 116.1 | 844.0 |
| VAT on the assets transferred | 0.5 | 0.4 | 0.3 | 0.1 | 1.3 |
| Trade receivables - others | 13.6 | 4.9 | 7.7 | 67.1 | 93.3 |
| | 804.2 | 57.7 | 63.1 | 519.3 | 1,444.3 |
| Less Allowance for doubtful debts | | | | | (164.1) |
| **Accounts receivable - net** | | | | | 1,280.2 |

As at June 30, 2004 and December 31, 2003, accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue, amounted to approximately Baht 331 million, representing outstanding accounts receivable from April 2001 to October 2001, which were settled by TOT Corporation Plc. "TOT" in July 2004.

As at June 30, 2004 and December 31, 2003, the Company provided allowances for doubtful receivables of approximately Baht 177.7 million and Baht 164.1 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT.

## 6. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at June 30, 2004 and December 31, 2003, investments recorded by the equity method consisted of the investments in shares of subsidiaries in the Company's financial statements as follows:

| | In Million Baht | | | | | |
|---|---|---|---|---|---|---|
| | | At Cost Method | | At Equity Method | | |
| | Paid-up Capital | June 30, 2004 | December 31, 2003 | June 30, 2004 | December 31, 2003 | Dividend Receivable |
| **Subsidiaries** | | | | | | |
| TT&T Subscriber Services Co., Ltd. | 10 | 10 | 10 | 188 | 175 | - |
| TT&T Value Added Service Co., Ltd. | 150 | 100 | 100 | 267 | 267 | 308 |
| **Total** | 160 | 110 | 110 | 455 | 442 | 308 |

Pursuant to the Extraordinary Shareholders Meeting No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. At present, the subsidiary company is in the liquidation process, and is settling liabilities and returning assets in the accounts to its shareholders.

## 7. PROVISION

The Company' s financial statements as at June 30, 2004 and December 31, 2003, have outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan which was in the process of judgment from the Official Receiver. On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting to approximately Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court ("CBC"). On May 28, 2003, CBC issued an order to cancel the appeal of PEA objecting to the official Receiver's instruction. Later on June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order.

The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The Company deposited the share certificates with Deposit of Property Central Office, Legal Execution Department on December 25, 2002 and PEA acquired the share certificates on September 24, 2003. The amount payable to PEA is classified under "provision" since the outcome of PEA's appeal to the Supreme Court objecting to the decision of the CBC has not yet been finalized.

## 8. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 31, 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement. (See note 9 to the financial statements)

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. The condition of the Restructuring Plan Warrants is specified in note 10 to the financial statements.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The condition of Tranche C warrants is specified in note 11 to the financial statements.

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The Court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

## 9. LONG-TERM LOANS

As at June 30, 2004 and December 31, 2003, long-term loans consisted of:

| | In Million Baht | |
|---|---|---|
| | June 30, 2004 | December 31, 2003 |
| US Dollar loan | 14,824 | 15,362 |
| Baht loan | 12,605 | 13,163 |
| **Total** | 27,429 | 28,525 |
| Less portion due within one year | (1,249) | (845) |
| Prepayment | - | (765) |
| **Total Long-Term Loans – Net** | 26,180 | 26,915 |

**USD Loan Agreement**

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

**Baht Loan Agreement**

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.

Pursuant to the Amendment of Debt Restructuring Agreements and the Second Revised Budget 2004, the Instructing Group approved the Company to utilize the excess operating cash flow of Baht 295 million during the first 5 months of 2004 for the additional network investment in the second half of the year, instead of payment of interest premium and prepayment of principal. However, this requires approval from the remaining creditors. Should there be objection from the remaining creditors, the Company may be required to utilize the aforementioned excess cash of Baht 295 million to pay Baht 16 million of additional interest premium and Baht 279 million of principal prepayment for the half year ended June 30, 2004, instead of spending for the network investment.

## 10. RESTRUCTURING PLAN WARRANTS

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company. The details of Restructuring Plan Warrants are as follows:

| | | |
|---|---|---|
| Type of warrant | : | Warrant to purchase new common shares of the Company in named certificates. |
| Number of units | : | 284 million units |
| Maturity | : | 5 years |
| Offering | : | Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan. |
| Offering price | : | Baht 0 per unit |
| Exercise price | : | Baht 4.85 per share |
| Exercise right per unit | : | 1 unit to 1 common share |
| Number of common shares allotted and reserved for the warrants | : | 284 million shares |
| Secondary market | : | The Company registered the warrants as listed securities on the Stock Exchange of Thailand. |

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. The holder of restructuring plan warrants exercises their right to buy the Company's common shares since the fourth quarter of 2001 until December 31, 2003 as 25,415 units. During the period of 2004, the warrant holders had exercised their rights as follows:

| Warrant holders' exercise right to purchase common shares (No. of shares) | Registration date of increase of share capital |
|---|---|
| 6,000 | February 12, 2004 |
| 6,010 | March 12, 2004 |
| 1,583 | April 12, 2004 |
| 2,750 | May 18, 2004 |
| 1,300 | June 15, 2004 |
| 250 | July 16, 2004 |

## 11. TRANCHE C WARRANTS

The detail of Tranche C warrants are as follows:

| | | |
|---|---|---|
| Type of warrant | : | Warrant to purchase new common shares of the Company in named certificates. |
| Maturity | : | 5 years |
| Offering | : | Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan. |
| Offering price | : | Baht 0 per unit |
| Exercise right per unit | : | 1 unit to 1 common share |
| Number of common shares allotted and reserved for the warrants | : | 3,758 million shares |
| Secondary market | : | The Company will not register the warrants as listed securities on the Stock Exchange of Thailand. |

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on September 30, 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date which is 24 months after the Closing Date (First Trigger Date) by December 2003 whereas the 75% of Tranche C Loans, second portion, as at the date which is 30 months after the Closing Date (Second Trigger Date) shall be offered by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, an exercise ratio at 1 unit of warrant to 1 common share. Further, the Meeting approved an allocation of approximately 3,721 million reserved ordinary shares by allocating 672 million shares in reserve for the exercise of Tranche C Warrants by Tranche C Creditors and the remaining 3,049 million shares should be reserved for offering to investors on a private placement basis.

On December 31, 2003, the Company issued the first portion of Tranche C Warrants to Tranche C Creditors in the amount of 148,777,887 units and the warrant holders had exercised their rights as follows:

| Exercise date | Warrant holders' exercise right to purchase common shares (No. of shares) | Registration date of increase of share capital |
|---|---|---|
| January 30, 2004 | 18,248,834 | February 12, 2004 |
| February 27, 2004 | 7,213,855 | March 12, 2004 |

On March 31, 2004, the Company issued the second portion of Tranche C Warrants to Tranche C Creditors in the amount of 443,995,171 units and the warrant holders had exercised their rights as follows:

| Exercise date | Warrant holders' exercise right to purchase common shares (No. of shares) | Registration date of increase of share capital |
|---|---|---|
| April 30, 2004 | 21,037,462 | May 18, 2004 |

## 12. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES AND OTHER VALUE ADDED SERVICE INCOME

### 12.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. The 2003 financial statements include Baht 14 million in respect of calls made in 2002 and Baht (1) million in respect of calls made between January to March 2003, in accordance with TOT's letter dated December 3, 2003, and recognized the revenue for the month of January 1994 thru July 2000, amounting to approximately Baht 53 million in the second quarter of 2004, in accordance with the letters from TOT, dated May 21 and June 25, 2004. The revenue from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reliably estimated.

### 12.2 Other Value Added Service Income

The Company had earned income from other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, etc, the rates of income sharing for which are being considered by TOT. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

## 13. BONUS SCHEME

In the first quarter of 2003, the Company and its subsidiary paid and recorded a bonus payment to the employees amounting to Baht 97 million. In 2002, the payment of bonus scheme was highly uncertain. Therefore, the Company and its subsidiary did not record the bonus expense in the 2002 financial statements, but recorded it in this period after the approval by the Executive Committee Meeting No. 2/2003, held on February 19, 2003 and the Board of Director Meeting No. 1/2003, held on February 20, 2003.

## 14. EARNINGS (LOSS) PER SHARE

**Basic earnings (loss) per share**

Basic earnings (loss) per share is determined by dividing the net profit (loss) for the three-month and six-month periods ended June 30, 2004 and 2003 by the weighted average number of shares outstanding during the periods.

| | Consolidated | | The Company Only | |
|---|---|---|---|---|
| **Periods ended June 30, 2004** | Three-month | Six-month | Three-month | Six-month |
| Net loss for common share holders (In Thousand Baht) | (540,500) | (480,385) | (540,500) | (480,385) |
| Weighted average number of shares (Thousand Shares) | 2,885,146 | 2,873,030 | 2,885,146 | 2,873,030 |
| Basic earnings per share (Baht) | (0.19) | (0.17) | (0.19) | (0.17) |

| | Consolidated | | The Company Only | |
|---|---|---|---|---|
| **Periods ended June 30, 2003** | Three-month | Six-month | Three-month | Six-month |
| Net profit for common share holders (In Thousand Baht) | 245,010 | 326,218 | 245,010 | 326,218 |
| Weighted average number of shares (Thousand Shares) | 2,849,497 | 2,849,497 | 2,849,497 | 2,849,497 |
| Basic earnings per share (Baht) | 0.09 | 0.11 | 0.09 | 0.11 |

**Diluted earnings per share**

Diluted earnings per share is determined by dividing the net profit for the period by the weighted average number of shares outstanding during the period after adjusting the common stock equivalent, on the assumption that the holders of restructuring plan warrants had exercised their rights to convert wholly into the common shares.

The Company did not present diluted earnings per share for the three-month and six-month periods ended June 30, 2004 and 2003, because the exercise prices for the warrants were higher than the market price.

## 15. ASSETS USED AS COLLATERAL

As at June 30, 2004 and December 31, 2003, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 2,067 million and Baht 2,762 million respectively, have been pledged as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

## 16. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas including the installation of telephone numbers. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in terms of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

## 17. OBLIGATIONS AND CONTINGENT LIABILITIES

17.1 As at June 30, 2004 and December 31, 2003, the Company and its subsidiary were contingently liable to a local bank for letters of guarantee issued by the said bank in favour of another government unit and the contractor companies amounting to approximately Baht 62 million and Baht 63 million respectively, as collateral for the Company's and subsidiary's compliance with the terms of the agreement.

17.2 The Company and subsidiaries entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at June 30, 2004 and December 31, 2003, the Company and subsidiaries were committed to pay the rental under the lease agreements as follows:

| | In Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Company Only | |
| | June 30, 2004 | December 31, 2003 | June 30, 2004 | December 31, 2003 |
| Due within one year | 50 | 56 | 17 | 18 |
| Between 2 - 4 years | 63 | 91 | 8 | 20 |
| **Total** | 113 | 147 | 25 | 38 |

17.3 The Company had entered into agreements for the purchase and installation of equipment, in providing telephone services with the various companies, both local and overseas. As at June 30, 2004, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 252 million.

17.4 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

During 2003, the Company's corporate tax return of 2001 was audited by the Large Business Tax Administration Office. The audit was completed and tax refunded in March 2004. In 2004, the Company's corporate tax return of 2002 and 2003 is being investigated by the Large Business Tax Administration Office. The Company calculated and recorded income tax liabilities based on its interpretation of the Revenue Code and information presented by the management concerning the said tax audit.

17.5 The Company filed a lawsuit against TOT requesting the Central Administration Court to order TOT to act in compliance with the Joint Operation Agreement Clause 37 which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on August 5, 2003 and issued an order to start legal proceedings.

## 18. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2003 interim financial statements have been reclassified to conform to the 2004 interim financial statement presentation.

## 19. APPROVAL FOR THE FINANCIAL STATEMENTS

The interim financial statements have been approved by the directors of the Company.